February 25, 2011 BY HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4720

Attention:  Patrick Gilmore

Re:	Form 10-K for the Fiscal Year Ended September 30, 2010
Filed December 10, 2010
File No. 000-30863

Ladies and Gentlemen:

This letter relates to the letter, dated February 22, 2011 (the “Letter”), from Patrick Gilmore of the Staff of the U.S. Securities and Exchange Commission to Gregory Shortell, President and Chief Executive Officer of Network Engines, Inc. (the “Company”).

On behalf of the Company, and as discussed by telephone with Mr. Michael Johnson on February 23, 2011, this letter confirms that the Company will respond to the Letter on or before March 18, 2011.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact the undersigned at 212-230-8894.

Very truly yours,

/s/ Jason S. Frank

Jason S. Frank

cc:	Douglas Bryant, Network Engines
Philip P. Rossetti, WilmerHale